UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Prevail Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number)

Copies to:

Anat Hakim

Senior Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Tel: (317) 276-2000

Raymond O. Gietz

Matthew J. Gilroy

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons ELI LILLY AND COMPANY
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization INDIANA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 18,858,511* (See Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,858,511* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.3% (See Item 5)
14	Type of Reporting Person CO

*

Pursuant to the Tender and Support Agreements described in Item 4 below, Eli Lilly and Company may be deemed to have beneficial ownership of 18,858,511 shares of common stock, par value $0.0001 per share, of Prevail Therapeutics Inc. issued and outstanding as of December 14, 2020, as set forth in the Merger Agreement described in Item 4 below (which amount includes stock options exercisable within 60 days and shares of restricted stock). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Eli Lilly and Company that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	Names of Reporting Persons TYTO ACQUISITION CORPORATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 18,858,511* (See Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,858,511* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.3% (See Item 5)
14	Type of Reporting Person CO

*

Pursuant to the Tender and Support Agreements described in Item 4 below, Tyto Acquisition Corporation may be deemed to have beneficial ownership of 18,858,511 shares of common stock, par value $0.0001 per share, of Prevail Therapeutics Inc. issued and outstanding as of December 14, 2020, as set forth in the Merger Agreement described in Item 4 below (which amount includes stock options exercisable within 60 days and shares of restricted stock). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Tyto Acquisition Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), issued by Prevail Therapeutics Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 430 E 29th Street, New York, NY 10016.

Item 2. Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Exchange Act, by Eli Lilly and Company, an Indiana corporation (“Lilly”), and Tyto Acquisition Corporation, a Delaware corporation and a direct or indirect wholly-owned subsidiary of Lilly (“Purchaser” and, together with Lilly, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is Lilly Corporate Center, Indianapolis, Indiana 46285. The principal business of Lilly is discovering, developing, manufacturing, and selling pharmaceutical products.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding Shares in the Offer and provide funding in connection with the Merger (as defined below) is approximately $1.0 billion, plus related fees and expenses. The Reporting Persons expect to fund these payments out of cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

This statement is being filed in connection with the Merger Agreement (defined below) and the Tender and Support Agreements (defined below).

On December 14, 2020, Lilly, the Issuer and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Lilly has agreed to cause Purchaser to commence a cash tender offer (the “Offer”) to purchase all of the Shares, at a price of (a) $22.50 per Share (the “Closing Amount”), net to the seller in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of such contingent value rights agreement to be entered into with a rights agent mutually agreeable to Lilly and the Issuer) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the “Offer Price”). The obligations of Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to various conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares that, when added to the Shares then beneficially owned by Lilly, Purchaser or any other subsidiary of Lilly, would represent a majority of the Shares outstanding as of the consummation of the Offer, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the accuracy of the Issuer’s representations and warranties set forth in the Merger Agreement, and the performance of the Issuer’s covenants set forth in the Merger Agreement, in each case in certain respects, to specified standards of materiality, (iv) that no order, decree or ruling by any court of competent jurisdiction or other governmental authority or other action restraining, enjoining or otherwise prohibiting the Offer or the Merger will be in effect and (v) the other conditions set forth in Annex I to the Merger Agreement as of one minute past 11:59 p.m., Eastern time, on January 21, 2021 unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Issuer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share, including each Share that is subject to vesting or forfeiture restrictions granted pursuant to an Issuer equity incentive plan, program or arrangement, issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by the Issuer (or held in the Issuer’s treasury) immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any wholly owned subsidiary of Lilly immediately prior to the Effective Time, or (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be cancelled and converted into the right to receive the Offer Price from Purchaser (the “Merger Consideration”).

Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each Issuer stock option that is outstanding, whether or not vested, will automatically be cancelled, and, in exchange therefor, the holder of such cancelled Issuer stock option will be entitled to receive (without interest), in consideration of the cancellation of such Issuer stock option, (x) an amount in cash (less applicable tax withholdings) equal to the product of (A) the total number of shares subject to such Issuer stock option immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Closing Amount over the applicable exercise price per share under such Issuer stock option and (y) one (1) CVR for each share of Issuer common stock subject to such Issuer stock option immediately prior to the Effective Time (without regard to vesting); provided, that any Issuer stock option that has an exercise price that equals or exceeds the Closing Amount will be cancelled for no consideration.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Lilly and Purchaser entered into Tender and Support Agreements, dated December 14, 2020, with (i) OrbiMed Private Investments VI, LP (the “OrbiMed Tender and Support Agreement”), (ii) Pontifax (Cayman) V L.P., Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund, L.P. (collectively, the “Pontifax Tender and Support Agreement”), and (iii) Asa Abeliovich, M.D., Ph.D. (the “Abeliovich Tender and Support Agreement”, and together with the OrbiMed Tender and Support Agreement and the Pontifax Tender and Support Agreement, the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, each Stockholder (as defined therein) has agreed, severally and not jointly, to tender or cause to be tendered, and not withdraw or cause to be withdrawn, all Shares beneficially owned by it as of the date of the Tender and Support Agreements or acquired by it after such date (collectively, the “Subject Shares”), other than Issuer stock options that are unexercised or Issuer restricted stock that is unvested, no later than ten (10) business days after the commencement of the Offer. None of the Reporting Persons paid any consideration to any Stockholder in connection with the execution and delivery of the Tender and Support Agreements.

The Stockholders have also agreed to vote their respective Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender and Support Agreements, during the time that the Tender and Support Agreements are in effect. In furtherance of each Stockholder’s covenants under the Tender and Support Agreements, and for so long as such Stockholder’s Tender and Support Agreement has not been validly terminated, each Stockholder agreed to appoint Lilly as its attorney-in-fact and proxy to vote its Subject Shares, to the full extent of such Stockholder’s voting rights, against the corporate transactions described in the immediately preceding sentence.

Shared voting power with respect to the Subject Shares may be deemed to have been acquired through execution of the Tender and Support Agreements.

Schedule B attached hereto contains the name and number of Shares beneficially held by each Stockholder (as represented to Lilly by such Stockholder).

The purpose of the Offer is for Lilly, through Purchaser, to acquire control of, and would be the first step in Lilly’s acquisition of the entire equity interest in, the Issuer. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter. At the Effective Time, (i) the certificate of incorporation and the bylaws of the Issuer will be amended and restated in their entirety as mutually agreed upon pursuant to the Merger Agreement and (ii) the directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the Issuer.

Following the Merger, the Issuer will become a wholly-owned subsidiary of Lilly. The Shares will no longer be traded on the Nasdaq Stock Market LLC or any other public market, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreements, and the respective transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 15, 2020. A copy of the Tender and Support Agreements, listed as Exhibits 2.2, 2.3 and 2.4 hereto, are incorporated by reference to Exhibits 2.2, 2.3 and 2.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2020.

The Offer has commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Lilly and Purchaser filed with the SEC upon commencement of the Offer. At the time the Offer commenced, Lilly and Purchaser filed tender offer materials on Schedule TO, and the Issuer filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement contain important information. Holders of Shares are urged to read these documents because they contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are being made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement have been made available for free at the SEC’s web site at www.sec.gov.

Item 5. Interest in Securities of the Issuer

(a)-(b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Tender and Support Agreements, (i) Lilly may be deemed to have the power to vote up to an aggregate of 18,858,511 Shares (as represented to Lilly by the Stockholders) against certain matters set forth in Item 4 above, and thus, Lilly may be deemed to be the beneficial owner of, in the aggregate, 18,858,511 Shares and (ii) Purchaser may be deemed to have the power to vote up to an aggregate of 18,858,511 Shares (as represented to Purchaser by the Stockholders) against certain matters set forth in Item 4 above, and thus, Purchaser may be deemed to be the beneficial owner of, in the aggregate, 18,858,511 Shares.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any Shares covered by the Tender and Support Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except pursuant to the Merger Agreement and the Tender and Support Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no person other than the applicable Stockholder under the applicable Tender and Support Agreement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Tender and Support Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and Prevail Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Prevail Therapeutics Inc. with the SEC on December 15, 2020).

2.2	Tender and Support Agreement, dated as of December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and OrbiMed Private Investments VI, LP (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Prevail Therapeutics Inc. with the SEC on December 15, 2020).

2.3	Tender and Support Agreement, dated as of December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and Pontifax (Cayman) V L.P., Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund, L.P. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Prevail Therapeutics Inc. with the SEC on December 15, 2020).

2.4	Tender and Support Agreement, dated as of December 14, 2020, by and among Eli Lilly and Company, Tyto Acquisition Corporation and Asa Abeliovich, M.D., Ph.D. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Prevail Therapeutics Inc. with the SEC on December 15, 2020).

99.1	Joint Filing Agreement, dated as of December 22, 2020, by and among Eli Lilly and Company and Tyto Corporation.*

*	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELI LILLY AND COMPANY

Date: December 22, 2020	/s/ Joshua L. Smiley
Name: Joshua L. Smiley
Title: Senior Vice President and Chief Financial Officer

TYTO ACQUISITION CORPORATION

Date: December 22, 2020	/s/ Kenneth L. Custer
Name: Kenneth L. Custer
Title: President

SCHEDULE A

1. Eli Lilly and Company

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Lilly are set forth below. The address of Lilly is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by Lilly is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Lilly. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Ralph Alvarez	Director; Operating Partner, Advent International Corporation

Katherine Baicker, Ph.D.	Director; Dean, Harris School of Public Policy, University of Chicago

Carolyn R. Bertozzi, Ph.D.	Director; Anne T. and Robert M. Bass Professor of Chemistry and Professor of Chemical & Systems Biology and Radiology, Stanford University

Michael L. Eskew	Director; Retired Chairman and Chief Executive Officer, United Parcel Service, Inc.

J. Erik Fyrwald	Director; President and Chief Executive Officer, Syngenta

Jamere Jackson	Director; Chief Financial Officer, AutoZone, Inc.

William G. Kaelin, Jr., M.D.	Director; Professor, Department of Medicine, Dana-Farber Cancer Institute and Brigham and Women’s Hospital, Harvard Medical School

Juan R. Luciano	Director; Chairman and Chief Executive Officer, Archer Daniels Midland Company Citizenship: United States and Argentina

David A. Ricks	Director; Chairman and Chief Executive Officer, Eli Lilly and Company

Marschall S. Runge, M.D., Ph.D.	Director; Executive Vice President for Medical Affairs and Medical School Dean, University of Michigan

Kathi P. Seifert	Director; Retired Executive Vice President, Kimberly-Clark Corporation

Jackson P. Tai	Director; Former Vice Chairman and Chief Executive Officer, DBS Group Holdings Ltd and DBS Bank Ltd

Karen Walker	Director; Senior Vice President and Chief Marketing Officer, Intel Corporation

Executive Officers (Who Are Not Directors)

Melissa S. Barnes	Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer

Stephen F. Fry	Senior Vice President, Human Resources and Diversity

Anat Hakim	Senior Vice President, General Counsel and Secretary Citizenship: United States and Israel

Patrik Jonsson	Senior Vice President and President, Lilly Bio-Medicines

Mike Mason	Senior Vice President and President, Lilly Diabetes

Johna L. Norton	Senior Vice President, Global Quality

Myles O’Neill	Senior Vice President and President, Manufacturing Operations

Leigh Ann Pusey	Senior Vice President, Corporate Affairs and Communications

Aarti Shah, Ph.D.	Senior Vice President and Chief Information and Digital Officer

Daniel Skovronsky, M.D., Ph.D.	Senior Vice President and Chief Scientific Officer

Joshua L. Smiley	Senior Vice President and Chief Financial Officer

Anne E. White	Senior Vice President and President, Lilly Oncology

Ilya Yuffa	Senior Vice President and President, Lilly Bio-Medicines

Alfonso G. Zulueta	Senior Vice President and President, Lilly International Citizenship: Philippines

2. Tyto Acquisition Corporation

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. The address of Purchaser is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by Purchaser is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Lilly. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Travis A. Coy	Director

Philip L Johnson	Director; Vice President and Treasurer

Kenneth L. Custer	Director; President

Executive Officers (Who Are Not Directors)

Erin Conway	Secretary

Katie Lodato	Vice President, Corporate Tax and Assistant Treasurer

SCHEDULE B

Stockholder	Shares Beneficially Owned(1)
OrbiMed Private Investments VI, LP	13,822,463
Pontifax (Cayman) V L.P.	242,141
Pontifax (China) V L.P.	352,209
Pontifax (Israel) V L.P.	906,537
Pontifax Late Stage Fund, L.P.	75,994
Asa Abeliovich	3,459,167

(1)	As of December 14, 2020, as provided by such Stockholder.